UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Metrika Systems Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   59159M 10 6
                                 (CUSIP Number)


                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02254-9046



-------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 17, 1998
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- -----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thermo Electron Corporation
          IRS No. 04-2209186

-------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [   ]
                                                                (b)  [ x ]
-------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [   ]
-------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          State of Delaware
--------------------------- ----------- ---------------------------------------
     NUMBER OF SHARES           7       SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH                         5,374,900
--------------------------- ----------- ---------------------------------------
                                8       SHARED VOTING POWER


                                        0
--------------------------- ----------- ---------------------------------------
                                9       SOLE DISPOSITIVE POWER


                                        5,374,900
--------------------------- ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER


                                        0
--------------------------- ----------- ---------------------------------------

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-------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,374,900
-------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                               [   ]

-------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


          65.0%
-------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          CO
-------- ---------------------------------------------------------------------

Item 1.  Security and Issuer.

         This filing relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Metrika Systems Corporation (the "Issuer"). The
Issuer's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121.

Item 2.  Identity and Background

         This Schedule 13D is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person has previously reported information relating to the Shares on Schedule 13G. Starting with this filing, the Reporting Person is reporting its ownership information with respect to the Issuer on
Schedule 13D.

         The Reporting Person develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

         The  principal  business  address and principal  office  address of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02254-9046.

         Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

         During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person has expended approximately $5,850,000 in purchasing Shares of the Issuer since the date of the Issuer's initial public offering in June 1997. These funds were paid out of the Reporting Person's working capital.

Item 4.  Purpose of Transaction

         The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer by Thermo Instrument. The Reporting Person may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate for other purposes. In determining whether to do so for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

         Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) The Shares beneficially owned by the Reporting Person include 374,900 Shares, or approximately 4.5% of the outstanding Shares, owned directly by the
Reporting  Person,   and  5,000,000  Shares,  or  approximately 60.5%  of  the
outstanding Shares, owned by Thermo Instrument Systems Inc., a majority-owned subsidiary of the Reporting Person. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 135,333 Shares or approximately 1.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 103,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                                        Number of Shares(1)
John M. Albertine                                                       9,333
Peter O. Crisp                                                          1,000
Elias P. Gyftopoulos                                                    1,000
George N. Hatsopoulos                                                  30,000
John N. Hatsopoulos                                                    25,000
Frank Jungers                                                           3,000
Paul F. Kelleher                                                        2,500
Earl R. Lewis                                                          20,000
Robert A. McCabe                                                        6,000
Frank E. Morris                                                         1,000
Donald E. Noble                                                         2,500
Hutham S. Olayan                                                        1,000
Robert W. O'Leary                                                           0
Peter G. Pantazelos                                                     2,000
William A. Rainville                                                   10,000
Arvin H. Smith                                                         10,000
Richard F. Syron                                                            0
Roger D. Wellington                                                     1,000
John W. Wood Jr.                                                       10,000
All directors and current executive officers as a group (19 persons)  135,333

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,000, 1,000, 30,000, 10,000, 1,000, 2,500,
20,000,  1,000, 1,000, 1,000, 1,000, 2,000,  10,000,  10,000,  1,000, 10,000 and
103,500 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except that Shares owned by Mr. McCabe include 5,000 Shares owned by Pilot Trading Trust, of which Mr. McCabe is a trustee.

     (c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Date           Amount          Price Per Share           Transfer Type
-------------------------------------------------------------------------------
6/8/98         2,400               $17.38              Open Market Purchase
6/9/98         2,400                17.25              Open Market Purchase
6/10/98        6,000                17.13              Open Market Purchase
6/12/98        8,000                17.13              Open Market Purchase
6/15/98        2,600                16.75              Open Market Purchase
6/16/98        2,600                16.50              Open Market Purchase
6/17/98      312,600                16.50              Open Market Purchase
6/18/98        2,600                16.50              Open Market Purchase
6/23/98        8,300                16.75              Open Market Purchase
6/25/98        3,300                16.63              Open Market Purchase
6/29/98       10,000                16.88              Open Market Purchase
6/29/98          800                16.63              Open Market Purchase
7/1/98        13,300                16.75              Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days, except (i) an open market sale by Mr. Albertine of 5,600 Shares on May 18, 1998 at a price of $17.75 per share, and (ii) an open market sale by Mr. Jungers of 2,000 Shares on May 11, 1998 at a price of $17.75 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Of the 5,374,900 Shares beneficially owned by the Reporting Person, 93,700 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 51,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: George N. Hatsopoulos has the right to acquire 10,000 Shares within 60 days; John N. Hatsopoulos has the right to acquire 10,000 Shares within 60 days; Paul F. Kelleher has the right to acquire 2,500 Shares within 60 days; Earl R. Lewis has the right to acquire 20,000 Shares within 60 days; and Arvin H. Smith has the right to acquire 10,000 Shares within 60 days.



         Item 7.  Material to be Filed as Exhibits.

              The following documents relating to the securities of the Issuer are incorporated herein by reference.

     (i)  Equity  Incentive  Plan of the Issuer  (filed as Exhibit  10.14 to the
Issuer's   Registration   Statement  on  Form  S-1  [Reg.  No.   333-25243]  and
incorporated herein by reference).

         (ii) Deferred  Compensation  Plan for Directors of the Issuer (filed as
Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-25243] and incorporated herein by reference).

         (iii) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

         (iv) Thermo Electron Corporation - Metrika Systems Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.47 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-8002] and incorporated herein by reference).

         (v) Thermo Instrument Systems Inc. - Metrika Systems Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.28 to Thermo Instrument's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-9786] and incorporated herein by reference).

         (vi)  Directors'  Stock  Option  Plan of  Thermo  Instrument  (filed as
Exhibit 10.17 to Thermo Instrument's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

         (vii) Restated Stock Holdings Assistance Plan and Form of Promissory Note (filed as Exhibit 10.16 to the Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1998 [File No. 1-13085] and incorporated herein by reference).

         Signature

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:    July 6, 1998


                                        THERMO ELECTRON CORPORATION

                                        By:  /s/      Melissa F. Riordan
                                             Melissa F. Riordan
                                             Treasurer

                                   APPENDIX A

         The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046.



John M. Albertine:                           Director, Thermo Electron

         Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:                             Director, Thermo Electron

     Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

Donald E. Noble:                             Director, Thermo Electron

         For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                       Director, Chairman of the Board
                                             and Chief Executive Officer,
                                             Thermo Electron
John N. Hatsopoulos:                         Director, President and Chief
                                             Financial Officer,
                                             Thermo Electron
Peter G. Pantazelos:                         Executive Vice President,
                                             Corporate Development,
                                             Thermo Electron
Arvin H. Smith:                              Executive Vice President,
                                             Thermo Electron
Earl R. Lewis:                               Senior Vice President,
                                             Thermo Electron
William A. Rainville:                        Senior Vice President,
                                             Thermo Electron
John W. Wood Jr.:                            Senior Vice President,
                                             Thermo Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief
                                             Accounting Officer, Thermo Electron